May 19, 2016

Via EDGAR and E-mail

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Natural Resources

100 F Street, NE

Washington, D.C. 20549-7010

Attn: Jerard Gibson

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-4 (File No. 333-209031) of Western Refining, Inc., a Delaware corporation (the “Company”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, the Company hereby requests that the effectiveness of its Registration Statement on Form S-4 (Registration No. 333-209031) be accelerated so that the Registration Statement will become effective on Monday, May 23, 2016 at 10:00 a.m., Eastern Time, or as soon as practicable thereafter. The Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert comments of the staff of the Commission and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Alan Beck of Vinson & Elkins L.L.P. at (713) 758-3638 with any questions regarding this matter.

Very truly yours,

Western Refining, Inc.

By:	/s/ Lowry Barfield
Name:	Lowry Barfield
Title:	Senior Vice President – Legal, General Counsel and Secretary